FNX Announces Resource Estimate for Podolsky

TORONTO: May 25, 2006 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces initial Indicated and Inferred resource estimates for its 100 percent owned Podolsky Property located in the northeast corner of the Sudbury Basin, Ontario (see Tables 1 & 2 for details).

FNX Mining is currently conducting an advanced underground exploration program on the Podolsky Property consisting of sinking a 2,690 ft vertical shaft and driving a 1,700 ft exploration drift from the shaft to the 2000 Deposit. To date, the shaft has been sunk to 2,470 ft with stations established at the 1750 and 2450 Levels (Figure 2). Underground access to the Deposit will facilitate detailed drilling, geological mapping and bulk sampling. This $42 million program, initiated in 2004, is expected to be completed during the first quarter of 2007 and will be followed by a feasibility study to determine the economic viability of the 2000 Deposit. Pending positive results and the conversion of the resources announced today into reserves, pre-production ore is expected in late 2007 with commercial production in early 2008.

The Podolsky mineralization (Figure 1) occurs within the Whistle Offset Dyke. Surface drilling over the past three years has outlined two high-grade Cu-Ni-Pt-Pd-Au offset-type deposits; the 2000 Deposit which is located some 2,000 ft below surface and the near surface North Deposit. The 2000 Deposit has two separate and very different mineralized environments; the lower 2000 Breccia deposit is hosted within a geologically well defined clast-rich quartz diorite and metabreccia and the upper 2000 Grey Gabbro deposit is hosted within a less defined large metagabbro block.

The current drill spacing plus a high level of geological understanding and confidence at the North Deposit and the breccia-hosted part of the 2000 Deposit allowed these parts of the Deposits to be classified into the Indicated resource category (Table 1). The wider spaced drilling completed to date and the less defined vein type mineralization of the Grey Gabbro part of the Deposit support the calculation of Inferred resource estimates (Table 2).

Table 1: Podolsky Property - Indicated Mineral Resources

Deposit	Tons	%		g/t				oz/st
		Cu	Ni	Pt	Pd	Au	TPM	TPM
2000 - Breccia	3,108,200	3.24	0.29	1.56	1.45	0.61	3.62	0.11
including	2,015,215	4.70	0.40	2.08	2.04	0.84	4.96	0.15
including	307,000	5.66	0.57	2.01	2.17	0.76	4.94	0.14

North	130,000	6.56	0.66	3.07	2.34	1.37	6.78	0.20
Total	3,238,200	3.37	0.30	1.62	1.49	0.64	3.75	0.11

Table 2: Podolsky Property - Inferred Mineral Resources

Deposit	Tons	%		g/t				oz/st
		Cu	Ni	Pt	Pd	Au	TPM	TPM
2000 - Grey Gabbro	4,862,807	1.16	0.15	0.49	0.54	0.22	1.24	0.04
including	1,239,515	3.27	0.39	1.37	1.60	0.57	3.57	0.10

 Conversion from grams/tonne (g/t) to oz per short ton (oz/st) = g/t x 0.02917

Geological continuity of the graded blocks (10 ft3) were used to calculate the Indicated and Inferred resource estimates. However, because of the polymetallic (Cu-Ni-Pt-Pd-Au) character of the 2000 Deposit, an in-situ total dollar value sensitivity approach has been employed to establish the higher grade “included” portions of the Indicated and Inferred resource estimates. An in-situ dollar value was calculated for each block based on a US$-Cdn$ exchange rate of $0.85 and the following metal prices: Cu = US$1.50/lb; Ni = US$5.00/lb; Pt = US$800/oz; Pd = US$200/oz; and Au = US$400/oz and a Cdn$100 per ton cut off value was applied in determining the “included” portions of the resources.

The Podolsky 2000 Deposit is characterized by wide intersections of significant Cu-Ni-Pt-Pd-Au mineralization and narrower intersections of higher grade massive sulphide veins which locally contain inter-vein low sulphide disseminated Cu-Ni-Pt-Pd-Au mineralization. The 2000 Deposit includes some very high-grade, previously reported mineralization; such as the 13.8% Cu, 1.0% Ni and 0.24 oz/st Pt+Pd+Au intersected over 114.4 ft, including 19.8% Cu, 3.1% Ni, 0.4 oz/st Pt-Pd-Au over 18.8 ft (FNX 4130). The mineralization is open at depth with the base of the current resource at approximately the 2,500 ft. level. Included within the Indicated resource noted above is a higher grade portion lying between the 2400 and 2500 Levels containing 307,000 tons grading 5.66% Cu, 0.57% Ni, 2.01 g/t Pt, 2.17 g/t Pd and 0.76 g/t Au for total precious metals (“TPM”) of 4.94 g/t ( 0.14 oz/st). The initial mining block is expected to be located in this part of the Deposit. These types of Sudbury Basin high-grade massive sulphide vein deposits typically can be selectively mined at 20% to 40% higher grades than indicated by drilling.

The lower 2000 Breccia resource occurs in clast-rich inclusion quartz diorite and metabreccia and is confined within a well-defined geological setting. The hangingwall contact of the breccia consists of a large block of metagabbro and the footwall is comprised of granitic rocks. Because of the high level of geological understanding and confidence, this part of the Deposit can be classified in the Indicated resource category.

The upper 2000 Grey Gabbro resource is comprised of less well defined high-grade Cu-Ni-Pt-Pd-Au vein systems, for which only an Inferred resource can be established at this time. Additional underground drilling will be required to upgrade it to Indicated resource status. Sharp-walled chalcopyrite-rich, Cu-Ni-Pt-Pd-Au sulphide vein systems within the 2000 Grey Gabbro include intersections of high-grade mineralization such as 10.9% Cu, 0.4% Ni and 0.37 oz/st Pt+Pd+Au over 16.6 ft (FNX 4003). This part of the Deposit offers the potential to add significant tonnage of chalcopyrite-rich, nickel and TPM-bearing vein mineralization to the current Indicated resource and like most Cu-Ni-TPM vein systems in the Sudbury Basin is expected to be amenable to selective mining methods.

The North Deposit is exposed at surface (the Yellow Brick Road showing) approximately 2,700 ft northeast of the surface projection of the 2000 Deposit. The mineralization is chalcopyrite vein-dominant and hosted within metabreccia and inclusion quartz diorite of the Whistle Offset. Detailed infill drilling of the North Deposit was completed in 2005 and is sufficient to allow an Indicated resource to be established. An established portal collared near the Podolsky headframe could help provide ramp access to this near surface deposit which may also be exploited using selective underground mining methods similar to those currently being employed at FNX’s McCreedy West 700 Vein Complex.

QA-QC Statement

James M. Patterson, Ph.D., P.Geo, Vice President and Executive Consultant, a designated Qualified Person pursuant to NI 43-101 of the Canadian Securities Administrators, is responsible for the verification and quality assurance of the Corporation’s exploration data and analytical results. Samples of half core are prepared at SGS Lakefield Laboratories in Garson and shipped to ALS Chemex in Vancouver for assay. Please see FNX’s March 30, 2006 Annual Information Form for a description of sample preparation, assay procedures and a detailed description of FNX’s properties and previous work.

Forward Looking Statement

This news release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, statements about potential discoveries or extensions of footwall type deposits are examples of forward-looking statements. There is no guarantee that any of the Podolsky Deposits may be profitably mined by FNX Mining. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO
Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

James Patterson, Vice President and Executive Consultant
Tel: 416-628-5928, Fax 416-360-0550, Email: jpatterson@fnxmining.com

FNX
PODOLSKY PROPERTY - LONGITUDINAL SECTION
SW
Whistle Open Pit
Shaft
NE
Nickel
CONTACT
DEPOSITS
Basin Contact
North
Deposit
2000
Deposit
1750 L Station
2450 L
Depth 2,470'
2688 L
Planned Development
Completed
0
500
Feet (approx.)

Figure 2

FNX Mining Company Inc.
May, 2006